SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  29 June 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 29 June 2005 re: Director Shareholding



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
LLOYDS TSB GROUP plc

2. Name of director
HELEN ALISON WEIR

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
SEE SECTION 6

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
Mrs Weir: (single company maxi ISA): 1,786
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1): 655
Hill Samuel Offshore Trust Company Limited (HSOTC): 16,628
(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
SEE SECTION 6

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary 1462 shares were purchased by LTSBR(I)NL on 21st June,2005 at 475p per share for Mrs Weir's single company maxi ISA.

LTSBR(I)NL notify investors by post of details relating to changes affecting ISAs. The director was, therefore, not aware of the details until some time after the transaction. The director notified the company today as soon as she received the information from LTSBR(I)NL.

7. Number of shares / amount of stock acquired
SEE SECTION 6

8. Percentage of issued class
MINIMAL

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
ORDINARY SHARES OF 25p EACH

12. Price per share
SEE SECTION 6

13. Date of transaction
SEE SECTION 6

14. Date company informed
SEE SECTION 6

15. Total holding following this notification
LTSBR(I)NL:
Mrs Weir: (single company maxi ISA): 3,248
LTSBRCNL AESOP1: 655
HSOTC: 16,628
(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)

16. Total percentage holding of issued class following this notification
MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
861,775

23. Any additional information
N/A

24. Name of contact and telephone number for queries
A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification
A.J. MICHIE, SECRETARY

Date of Notification
29TH JUNE, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     29 June 2005